Responses to SEC comment letter dated November 5, 2014

  Comment #10

  Medical malpractice coverage is not a material expense of the company's and is not likely become a material expense in the future.

  Comment #24

  The financial statement amounts reported for income tax expense and net income attributable to non- controlling interest differ based on whether the subsidiary is a C-corporation or a partnership. The tax status of each type of entity causes differences in the amounts a parent company would report in its consolidated income tax provision and net income attributable to non-controlling interest.
  A C-Corporation is generally a taxable entity and is responsible for the tax consequences of transactions by the corporation. Therefore, a parent that consolidates a C-corporation would include the income taxes of the C- corporation, including the income taxes attributable to the non-controlling interest, in the consolidated income tax provision. Net income attributable to the non-controlling interest would be calculated as the non-controlling interest’s share of the C corporation’s net income, which would include a provision for income taxes.
  The legal liability for income taxes of a partnership generally does not accrue to the partnership itself. Instead, the investors are responsible for income taxes on their share of the partnership’s income. Therefore, a parent that consolidates a partnership would only report income taxes on its share of the partner’s income in the consolidated income tax provision. This would result in a reconciling item in the parent’s effective tax rate reconciliation that should be disclosed, if material.
  With the exception of the parent corporation, all of the legal entities included in the consolidated group are partnerships. As detailed in the effective tax rate reconciliation in the footnotes to the financial statements, the calculation of federal income tax begins with consolidated net book income. In accordance with the rules noted above, the rate reconciliation includes a separately stated reconciling item for the income attributable to non- controlling interest attributable to the partnerships.

  Comment #25

  Acquisitions/Business Combinations
  December 2013: This acquisition was for the purchase of a surgery center which had been owned and operated by the Brown Hand Center. The Brown Hand Center filed for bankruptcy in January 2013, attempted a restructuring effort in March of 2013 and was then officially closed in October of 2013. Shortly thereafter, we purchased this surgery center through bankruptcy court in December of 2013. Given the time line of the Brown Hand Center’s business decline, and eventual closing, the center had lost all physician relationships, all case volume, had no employees, had no revenue/income stream and could not produce accurate stand-alone financial data at the time of our purchase. Pro forma information was not provided, as we did not acquire a fully operational business but rather, acquired a business which would require our internally developed processes and human resources to make the business fully operational.

  January 2014: Our purchase of ownership interest in these specific entities represented a buy-in into a start-up business. Prior to our buy-in, these entities had not yet placed assets into service, had not started operations and had no revenue/income stream. As such, no pro forma information was disclosed.

  September 2014: We had another business combination which was disclosed in Q3. The Company started a new partnership in which we, and a third party, both contributed certain assets and liabilities to the partnership. Per contractual agreement, we own 51% of the new partnership and thus, we have treated it as a business combination and have fully consolidated the partnership in our financial statements, with the proper noncontrolling interest. As this was a new entity and not an existing business with a revenue/income stream, there was also no pro forma information provided for this transaction.

  December 2014: The Company made an acquisition in December of 2014 which was has been disclosed as a subsequent event in our Q3 financials. This acquisition was the full (100%) purchase of an existing, fully operational entity. As such, we have provided pro forma data within the disclosure in the subsequent event footnote.

4120 Southwest Freeway, Suite 150 · Houston, Texas 77027 · Main 713.355.8614 · Fax 713.355.8615

  Comment #26

  In regards to the second sentence of this comment, we are unsure of what exactly is being asked of us. Please help us by providing further instruction as to what is specifically required to be disclosed.

  Comment #27

  An intangible asset is regarded by us as having an indefinite life when, based on all relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows. Medicare license has a perpetual life and does not expire and we intend to use the license indefinitely as part of our ongoing operations.

  Comment #28

  Within the “Principles of Consolidation” section, we have added language citing our compliance with ASC 810 and how we determine when to consolidate entities in which we own less than 100%.
  Within the accounting policies section of our footnotes, we have added a “Noncontrolling Interest” paragraph which states how we account for changes in ownership and the necessary consolidation/deconsolidation.

  Comment #29

  We have disclosed the fact that the settlement required the Company to pay $0.3 million which was recognized as expense in the year ended December 31, 2013.

4120 Southwest Freeway, Suite 150 · Houston, Texas 77027 · Main 713.355.8614 · Fax 713.355.8615